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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C.

                                  SCHEDULE 13D

                        Under the Securities Act of 1934
                                (Amendment No. )*


                           Western Country Clubs, Inc.
                           ---------------------------
                                (Name of Issuer)

                          Common Stock, $.01 par value
                          ----------------------------
                         (Title of Class of Securities)

                                   958054 108
                                  ------------
                                 (CUSIP Number)

               Joe R. Love, 1601 Northwest Expressway, Suite 1910,
                          Oklahoma City, Oklahoma 73118
                                 (405) 848-0993
               ----------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                October 10, 1996
              -----------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

Check the following box if a fee is being paid with the statement |_|. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
                                                              Page 1 of 8 pages

1.  Name of Reporting Person
    Social Security or I.R.S. Identification No. of above Person
    Red River Concepts, Inc.
    Shane Investments, L.C.
    Joe Robert Love, Jr.

2.  Check the Appropriate Box If a Member of a Group
                                                                      |_| A
                                                                      |_| B
3.  Sec Use Only

4.  Source of Funds*
    00
5.  Check box if disclosure of legal proceedings is required pursuant
    to Items 2(d) or 2(e)                                             |_|

6.  Citizenship or Place of Organization
    Delaware
    Texas
    USA
                  7.  Sole Voting Power
 Number of            Red River Concepts, Inc. - 800,000 shares
  Shares              Shane Investments, L.C.  - 0 shares
Beneficially          Joe Robert Love, Jr.     - 0 shares
 Owned by
   Each           8.  Shared Voting Power
Reporting
  Person              None
   With
                  9.  Sole Dispositive Power
                      Red River Concepts, Inc. - 800,000 shares
                      Shane Investments, L.C.  - 0 shares
                      Joe Robert Love, Jr.     - 0 shares

                 10.  Shared Dispositive Power

                      None

11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     Red River Concepts, Inc. - 800,000 shares
     Shane Investments, L.C.  - 800,000 shares
     Joe Robert Love, Jr.     - 800,000 shares

12.  Check If the Aggregate Amount in Row (11) Excludes Certain Shares*    |_|

13.  Percent of Class Represented by Amount in Row (11)
     Red River Concepts, Inc. - 25.72%
     Shane Investments, L.C.  - 25.72%
     Joe Robert Love, Jr.     - 25.72%

14.  Type of Reporting Person*
     Red River Concepts, Inc. - CO
     Shane Investments, L.C.  - OO
     Joe Robert Love, Jr.     - IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
        (INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATUREATTESTATION

                                                              Page 2 of 8 pages

Item 1.  Security and Issuer

         Common Stock, $.01 par value

         WESTERN COUNTRY CLUBS, INC.
         1601 West Evans
         Denver, Colorado 80223


Item 2.  Identity and Background

         (a)   The following are the Reporting  Persons  covered by this Report:
               (i) Red River Concepts, Inc., a Delaware corporation ("Red River"); (ii) Shane Investments, L.C., a Texas limited liability company ("Shane") which owns 100% of Red River and is deemed to own beneficially all 800,000 shares of the Issuer which are owned directly by Red River; and (iii) Joe Robert Love, Jr. ("Joe Robert Love"), an individual who is an officer and director of Red River and is the sole owner of Shane and is also deemed to own beneficially all 800,000 shares of the Issuer which are owned directly by Red River. Joe R. Love ("Joe Love"), the father of Joe Robert Love, is an officer and director of Red River and may be deemed to own beneficially all 800,000 shares of the Issuer which are owned directly by Red River. James E. Blacketer ("Blacketer") is an officer and director of Red River and also may be deemed to own beneficially all 800,000 shares of the Issuer which are owned directly by Red River. For disclosure purposes only, Red River, Shane, Joe Robert Love, Joe Love and Blacketer are referred to herein collectively as the "Reporting Persons."

         (b) The principal business address and principal office of Red River, Joe Love and Blacketer is:

               1601 N.W. Expressway, Suite 1910
               Oklahoma City, Oklahoma  73118

               The mailing address and principal business address of Shane and Joe Robert Love is:

               2200 N Lamar, Suite 250
               Dallas, Texas 75202

         (c)   Red River's principal business is investments.
               Shane's principal business is investments.
               Joe Robert Love is an attorney and a partner of Love, Payma & McCorkel, P.C., 2200 N. Lamar, Suite 250, Dallas, Texas, 75202. Joe Love is Chairman of C.H. Financial Corporation, a financial services company located at 1601 N.W. Expressway, Suite 1910, Oklahoma City, Oklahoma, 73118.
               Blacketer is a consultant in the restaurant and night club industry.


                                                              Page 3 of 8 pages

         (d) During the last five years, none of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the last five years, none of the Reporting Persons have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

         (f) Joe Robert Love, Joe Love and Blacketer are citizens of the United States.


Item 3. Source and Amount of Funds or Other Consideration

          Red River entered into a Stock Purchase Agreement dated as of September 20, 1996 (the "Agreement") with Troy H. Lowrie, the President, a director and a principal shareholder of the Issuer ("Lowrie"), and the Issuer, under which Red River agreed to purchase from Lowrie 1,300,000 shares of common stock, $.01 par value (the "Shares"), of the Issuer, upon the terms and conditions set forth in the Agreement.

          Pursuant to the first closing under the Agreement which occurred on October 10, 1996 (the "First Closing"), Lowrie sold: (i) 200,000 Shares (the "Initial Shares") for $1.00 per share or $200,000 in cash to certain designees of Red River; and (ii) 800,000 Shares (the "Second Shares") for $1.00 per share or $800,000 paid with a one-year promissory note in the principal amount of $800,000 (the "Note") to Red River. The Note bears interest at the prime rate of First Interstate Bank of Denver, N.A., to be paid semi-annually, is secured by the Second Shares, is guaranteed by Red River and is personally guaranteed by James E. Blacketer and Joe R. Love (officers and directors of Red River). The failure of Red River to purchase the Third Shares at the second closing (the "Second Closing") constitutes a default under the Note.

          At the Second Closing under the Agreement, Lowrie will sell to Red River 300,000 Shares (the "Third Shares") at $1.00 per share or $300,000 payable in cash. The Second Closing will occur on or before November 15, 1996.

          In connection with the First Closing, Lowrie and Red River entered into a Voting Trust Agreement with respect to the Second and Third Shares under which Red River granted to Lowrie the right to vote the Second and Third Shares on all matters submitted to the shareholders of the Issuer, but only upon the occurrence of an event of default under the Note and during the pendency thereof.

          New officers have been appointed for the Issuer in connection with the Agreement, and Mr. Love will become a director and Mr. Blacketer has been appointed President and will become a director. Mr. Lowrie has agreed to remain as a director of the Issuer for up to one year in order to assist with the transition.



                                                              Page 4 of 8 pages

          As a result of the First Closing, Red River owns 800,000 shares of the Issuer. Shane, by virtue of its 100% ownership of Red River, is deemed to beneficially own all 800,000 of the shares owned by Red River. Joe Robert Love, by virtue of his 100% ownership of Shane and as an officer and director of Red River, also is deemed to beneficially own all 800,000 of the shares owned by Red River. Joe R. Love and James E. Blacketer, as officers and directors of Red River, each may be deemed to beneficially own all 800,000 shares owned by Red River.

          For a more complete description of the Agreement and the transactions contemplated thereby, see the Issuer's Form 8-K dated October 10, 1996.


Item 4. Purpose of Transaction

          Except as otherwise stated herein, the Reporting Persons have no plans or proposals which relate to or would result in:

         (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

         (b)   An  extraordinary  corporate  transaction,   such  as  a  merger,
               reorganization or liquidation, involving the Issuer or any of its subsidiaries;

         (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

         (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

         (e) Any material change in the present capitalization or dividend policy of the Issuer;

         (f) Any other material change in the Issuer's business or corporate structure;

         (g)   Changes  in  the   Issuer's   charter,   bylaws  or   instruments
               corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

         (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

         (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

         (j)   Any action similar to any of those enumerated above.


                                                              Page 5 of 8 pages

Item 5.  Interest in the Securities of the Issuer

         (a) Red River beneficially owns 800,000 shares, representing 25.72% of the Issuer's outstanding common stock as of October 15, 1996.

               Shane beneficially owns these same 800,000 shares, representing 25.72% of the Issuer's outstanding common stock as of October 15, 1996.

               Joe Robert Love beneficially owns these same 800,000 shares, representing 25.72% of the Issuer's outstanding common stock as of October 15, 1996.

               Joe  Love   beneficially   owns   these  same   800,000   shares,
               representing 25.72% of the Issuer's outstanding common stock as of October 15, 1996.

               Blacketer   beneficially   owns   these  same   800,000   shares,
               representing 25.72% of the Issuer's outstanding common stock as of October 15, 1996.

         (b) Red River has the sole power to vote or to direct the vote and sole power to dispose or direct the disposition of all 800,000 shares reported herein.

               Red River does not share the power to vote or to direct the vote or the power to dispose or direct the disposition of any shares reported herein.

               None of Shane, Joe Robert Love, Joe Love or Blacketer has the sole power or the shared power to vote or to direct the vote or to dispose or direct the disposition of the shares reported herein or any other shares of the Issuer.

         (c)   The transactions in the last 60 days are as follows:

               The only transactions in the Issuer's securities in the last 60 days are those described above under Item 3.

         (d) No other person has the right or the power to direct the receipt of dividends or the proceeds from the sale of the securities reported herein.

         (e)   Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

          See Item 3. above for a description of the Stock Purchase Agreement, the Voting Trust Agreement and the Note entered into between Red River, the Issuer and Mr. Lowrie in connection with Red River's purchase of shares from Mr. Lowrie.


                                                              Page 6 of 8 pages

Item 7.  Material to be Filed as Exhibits

    Exhibit 9.1 Voting Trust Agreement between Troy H. Lowrie and Red River Concepts, Inc. dated as of September 20, 1996. Incorporated by reference to the like numbered exhibit filed with the Issuer's Form 8-K dated October 10, 1996.

    Exhibit 10.1 Stock Purchase Agreement between the Issuer, Troy H. Lowrie and Red River Concepts, Inc. dated as of September 20, 1996. Incorporated by reference to the like numbered exhibit filed with the Issuer's Form 8-K dated October 10, 1996.

    Exhibit 99.1    Agreement   between   Red  River   Concepts,   Inc.,   Shane
                    Investments, L.C. and Joe Robert Love, Jr.


                                                              Page 7 of 8 pages

Signature


         After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.





                                                 RED RIVER CONCEPTS, INC.


Dated: October 18, 1996                         By: /S/  JAMES E. BLACKETER
                                                   -----------------------------
                                                   James E. Blacketer, President


                                                 SHANE INVESTMENTS, L.C.


Dated: October 18, 1996                          By: /S/  JOE ROBERT LOVE, JR.
                                                   -----------------------------
                                                   Joe Robert Love, Jr., Manager


                                                 JOE ROBERT LOVE, JR.

                                                /S/  JOE ROBERT LOVE, JR.
Dated: October 18, 1996                         -------------------------------
                                                 Joe Robert Love, Jr.





Attention:  Intentional  misstatements  or omissions of fact constitute  Federal criminal violations (See 18 U.S.C. 1001).



                                                              Page 8 of 8 pages